January 29, 2010 VIA EDGAR

Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas II, Inc. (the “Fund”)
Registration Nos. 002-85030/811-03851

Ms. Williams:

This Post-Effective Amendment (“PEA”) No. 38 to the Fund’s Registration Statement relating to its Class I and Class N shares is being filed pursuant to Rule Rule 485(b) under the Securities Act of 1933 for the purpose of:

(a)	responding to your oral comments and suggestions to PEA No. 36 to the Fund’s Registration Statement received on January 21, 2010;

(b)	updating any missing information;

(c)	filing any updated exhibits to the Registration Statement; and

(d)	making any other nonmaterial changes as appropriate.

This PEA has an effective date of January 29, 2010.

Please telephone the undersigned at (414) 272-4650 or Jason T. Thompson of Michael Best & Friedrich LLP at (414) 277-3482 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May Senior Vice President, Secretary and Treasurer Cc: Jason T. Thompson